SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2005

Commission File Number 0-15742

UNITED BUSINESS MEDIA PLC

(name of registrant)

Ludgate House
245 Blackfriars Road
London SE1 9UY
United Kingdom
(address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934:

Yes ☐	No ☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

UNITED BUSINESS MEDIA PLC

Form 6-K Items

1.	Press release dated January 4, 2005
2.	Press release dated January 6, 2005
3.	Press release dated January 12, 2005
4.	Press release dated January 14, 2005
5.	Press release dated January 18, 2005
6.	Press release dated January 18, 2005
7.	Press release dated January 18, 2005
8.	Press release dated January 19, 2005
9.	Press release dated January 21, 2005
10.	Press release dated January 25, 2005
11.	Press release dated January 28, 2005

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED BUSINESS MEDIA PLC

Dated: February 7th, 2005	By:

	Name:	Anne C. Siddell
	Title:	Group Company Secretary

Appendix 1.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries
Fidelity International Limited (FIL) and its direct and indirect subsidiaries
Mr Edward C. Johnson III, principal shareholder of FMR Corp and Fidelity International Ltd

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

Not Known

6.	Percentage of issued class

Not Known

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 25P

10.	Date of transaction

NOT KNOWN

11.	Date company informed

31 DECEMBER 2004

12.	Total holding following this notification

34,308,176 ORDINARY SHARES OF 25P

13.	Total percentage holding of issued class following this notification

10.21%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 4 JANUARY 2005

Nominee/Registered Name	Management Company	Shares Held

Bank of New York Europe LDN	FII	1,071,400
Master Trust Bank of Japan	FIJ	61,332
Nomura Trust and Banking	FIJ	14,406
Trust & Cust Svcs Bk Ltd Toko	FIJ	12,547
BNP Paribas Paris	FIL	2,600
Brown Bros Harriman Ltd Lux	FIL	14,024,267
Chase Manhattan BK AG Frankfurt	FIL	128,062
Citibank NA Hong Kong BR	FIL	8,100
ING Luxembourg	FIL	10,498
JP Morgan Bournemouth	FIL	314,372
Morgan Stanley London	FIL	7,561
National Astl Bank Melbourne	FIL	36,256
RBC Global Services	FIL	104,751
State Street Bank and Trust Co London	FIL	39,854
State Street Bank Australia	FIL	142,387
State Street T&B Co Ltd Tokyo	FIL	13,847
Bermuda Trust Far East HK	FIM HK	222,767
JP Morgan Bournemouth	FISL	5,058,537
State Street Bank and Trust Co	FMRCO	11,194
Bank of New York	FMTC	62,500
Brown Brothers Harriman and Co	FMTC	343,071
CIBC Mellon Trust	FMTC	91,551
JP Morgan Chase Bank	FMTC	182,037
Mellon Bank N.A.	FMTC	538,622
Northern Trust Co	FMTC	483,574
Royal Trust – Toronto	FMTC	11,007
State Street Bank and Trust Co	FMTC	1,259,442
Bank of New York Brussels	FPM	2,440,631
Bank of New York Europe London	FPM	51,900
Bankers Trust London	FPM	208,215
Citibank London	FPM	275,200
Clydesdale Bank PLC	FPM	142,800
HSBC Bank PLC	FPM	48,100
JP Morgan Bournemouth	FPM	2,356,486
Mellon Bank	FPM	699,829
Midland Securities Services	FPM	105,529
Northern Trust London	FPM	2,803,924
Societe Generale	FPM	16,800
State Street Bank and Trust Co London	FPM	892,322
State Street Munich	FPM	9,898

TOTAL ORDINARY SHARES		34,308,176

MANAGEMENT COMPANIES

Fidelity Management & Research Company	(“FMRCO”)
Fidelity Management Trust Company	(“FMTC”)
Fidelity International Limited	(“FIL”)
Fidelity Investment Services Limited	(“FISL”)
Fidelity Pension Management Limited	(“FPM”)

APPENDIX 2.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

Legal & General Group plc companies

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above

5.	Number of shares acquired

N/A

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 25P

10.	Date of transaction

NOT KNOWN

11.	Date company informed

6 JANUARY 2005

12.	Total holding following this notification

17,084,015

13.	Total percentage holding of issued class following this notification

5.08%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN: 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL COMPANY SECRETARY

Date of notification: 6 JANUARY 2005
Material Interest	Holding

HSBC Global Custody Nominee (UK) Ltd A/C 914945	117,785
HSBC Global Custody Nominee (UK) Ltd A/C 923363	288,000
HSBC Global Custody Nominee (UK) Ltd A/C 775237	87000
HSBC Global Custody Nominee (UK) Ltd A/C 942199	587000
HSBC Global Custody Nominee (UK) Ltd A/C 942229	592000
HSBC Global Custody Nominee (UK) Ltd A/C 942217	716000
HSBC Global Custody Nominee (UK) Ltd A/C 942205	657000
HSBC Global Custody Nominee (UK) Ltd A/C 942175	569000
HSBC Global Custody Nominee (UK) Ltd A/C 942187	531420
HSBC Global Custody Nominee (UK) Ltd A/C 775245	1293437
HSBC Global Custody Nominee (UK) Ltd A/C 130007	138000
HSBC Global Custody Nominee (UK) Ltd A/C 770286	295000
HSBC Global Custody Nominee (UK) Ltd A/C 357206	8714183
HSBC Global Custody Nominee (UK) Ltd A/C 866197	77406
HSBC Global Custody Nominee (UK) Ltd A/C 904332	46400
HSBC Global Custody Nominee (UK) Ltd A/C 916681	17500
HSBC Global Custody Nominee (UK) Ltd A/C 361602	185000
HSBC Global Custody Nominee (UK) Ltd A/C 282605	30000
HSBC Global Custody Nominee (UK) Ltd A/C 360509	1361000
HSBC Global Custody Nominee (UK) Ltd A/C 766793	499884
HSBC Global Custody Nominee (UK) Ltd A/C 824434	90000
HSBC Global Custody Nominee (UK) Ltd A/C 924422	191000
TOTAL	17,084,015

APPENDIX 3.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

Aviva plc and subsidiaries (Morley Fund Management Limited)

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

N/A

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 25P

10.	Date of transaction

11 JANUARY 2005

11.	Date company informed

12 JANUARY 2005

12.	Total holding following this notification

14,045,224 ORDINARY SHARES OF 25P

13.	Total percentage holding of issued class following this notification

4.18%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

JEAN PURSER DEPUTY COMPANY SECRETARY

Date of notification: 12 JANUARY 2005

Registered Holder	No. of Shares

BNY Norwich Union Nominees Limited	4,206,804
Chase GA Group Nominees Limited	5,929,454
CUIM Nominee Limited	3,908,966
TOTAL	14,045,224

APPENDIX 4.

United Business Media plc

Director’s appointment

The company announces that Lord Leitch has been appointed to the board as a non-executive director with effect from 11th January 2005.

Sandy Leitch was chairman and chief executive of Zurich Financial Services (UK, Ireland, Southern Africa and Asia Pacific) until March 2004, holding senior positions at Allied Dunbar, Eagle Star and Threadneedle.  He currently chairs the National Employment Panel which advises Government on employment issues.  He has just been appointed to chair an independent review of skills in the UK.

Anne Siddell
COMPANY SECRETARY

APPENDIX 5.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

AXA S.A. and its group companies

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above And BENEFICIAL

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

N/A

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 25P

10.	Date of transaction

UNKNOWN

11.	Date company informed

17 JANUARY 2005

12.	Total holding following this notification

14,650,634 ORDINARY SHARES OF 25P

13.	Total percentage holding of issued class following this notification

4.36%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

JEAN PURSER DEPUTY COMPANY SECRETARY

Date of notification: 18 JANUARY 2005

Registered Holder	Name of Company/Fund	No. of Shares

HSBC Global Custody Nominee (UK) Limited A/C 845030	AXA UK Investment Co ICVC Extra Income Fund	24,500
HSBC Global Custody Nominee (UK) Limited A/C 845029	AXA UK Investment Co ICVC Distribution Fund	250,000
HSBC Global Custody Nominee (UK) Limited A/C 845042	AXA UK Investment Co ICVC Ethical Fund	70,000
HSBC Global Custody Nominee (UK) Limited A/C 845017	AXA UK Investment Co ICVC UK Equity Income Fund	1,338,000
HSBC Global Custody Nominee (UK) Limited A/C 845005	AXA UK Investment Co ICVC UK Growth Fund	750,000
HSBC Global Custody Nominee (UK) Limited A/C 889598	AXA UK Investment Co ICVC UK Opportunities Fund	200,000
Chase Nominees Limited A/C 13067	PPP Healthcare Group plc	160,000
Vidacos Nominees	AXA World Funds British Equity Funds	22,500
HSBC Global Custody Nominee (UK) Limited A/C 777094	Sun Life Nominees Limited A/C 20	28,585
HSBC Global Custody Nominee (UK) Limited A/C 777167	Sun Life Nominees Limited A/C 29	48,728
HSBC Global Custody Nominee (UK) Limited A/C 785078	Sun Life Nominees Limited A/C 31	10,446
HSBC Global Custody Nominee (UK) Limited A/C 873426	Sun Life Nominees Limited A/C 32	12,101
HSBC Global Custody Nominee (UK) Limited	Sun Life Pensions Management Limited	70,000
HSBC Global Custody Nominee (UK) Limited A/C 867815	Sun Life Pensions Management Limited	544,162
HSBC Global Custody Nominee (UK) Limited A/C 867396	Sun Life Pensions Management Limited A/C X	1,854,707
HSBC Global Custody Nominee (UK) Limited A/C 867530	Sun Life Pensions Management Limited A/C X	310,000
HSBC Global Custody Nominee (UK) Limited A/C 867372	Sun Life Assurance Limited A/C X	4,406,478
HSBC Global Custody Nominee (UK) Limited A/C 867116	Sun Life Assurance Limited A/C X	1,700,000
HSBC Global Custody Nominee (UK) Limited A/C 867268	Sun Life Assurance Limited A/C X	461,363
Smith and Williamson Nominees Limited A/C S66	Sun Life Pensions Management Limited	11,500
BNY (OCS) Nominees Limited	Sun Life Pensions Management Limited	12,247
Sun Life International Isle of Man Limited A/C SLI11	Sun Life International (IOM) Limited	350,000
	AXA France	12,421
	AXA Colonia Konzerm	11,357
Chase Nominees Ltd A/C BTO1C	AXA Insurance UK	700,000
HSBC Global Custody Nominee (UK) Limited A/C 880868	AXA General Unit Trust	375,000
Chase Nominees Ltd A/C 00994	AXA UK Group Pension Scheme Equity Fund	847,413
	AXA Financial Inc	18,000
	AXA Financial Inc	51,126
	TOTAL	14,650,634

APPENDIX 6.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

Deutsche Bank AG and subsidiary companies

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

N/A

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 25P

10.	Date of transaction

UNKNOWN

11.	Date company informed

17 JANUARY 2005

12.	Total holding following this notification

10,511,033 ORDINARY SHARES OF 25P

13.	Total percentage holding of issued class following this notification

3.13%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

JEAN PURSER DEPUTY COMPANY SECRETARY

Date of notification: 18 JANUARY 2005

Registered Holder	No. of Shares

Deutsche Bank AG London – Proprietary Holding	10,511,033
Total	10,511,033

APPENDIX 7.

For immediate release	18th January 2005

United Business Media set to acquire
leading French healthcare media business

United Business Media today announced it has submitted a binding offer to acquire medical trade press and other professional healthcare business information services in France, currently owned by MediMedia.  The major products and brands – such as Le Quotidien du Medecin and Le Generaliste – occupy leading positions in the French medical press with more than half of total advertising spend directed at general practitioners.

These businesses would become part of CMPMedica France, where they would complement the existing major drug directory business, Vidal – with reciprocal promotion and access to advertisers, government and health professionals.  There would be scope to expand the major brands into customised services and content-based marketing.  UBM acquired CMPMedica during 2004.

The purchase price is €36 million in cash, and the completion of the transaction is subject to satisfactory completion of the contract and related conditions.  In 2004 the business generated approximately €60m of turnover and €6m of profit before tax.  The proposed acquisition should increase earnings by more than 2% in its first twelve months.

UBM CEO, Clive Hollick said

“These leading French medical newspapers will enhance the strong position we have in French healthcare through Vidal, the major drug directory business.  Healthcare is now the largest sector served by United Business Media and prospects for growth in the 23 markets we cover, and in the increasing range of products we offer, are most promising.”

Additional UBM information update in relation to disposals in 2000

United received a settlement payment of £32 million from Granada in relation to outstanding items following the 2000 disposals.

For further information, please contact:

Michael Waring	United Business Media	020 7921 5031
Colin Browne	The Maitland Consultancy	07733 103800

Notes to Editors:

Trade Press
The three main titles are the pre-eminent daily doctors’ paper, Quotidien du Medecin, a weekly, Le Generaliste, and a bi-weekly for pharmacists, Quotidien du Pharmacien.  Together, the doctors’ titles held a 54% share of the advertising market in 2003.  In 2004 Quotidien du Pharmacien took the leading position in its market.

Trade shows
This division contains a biennial hospital trade show, Hopital Expo, and the major annual doctors’ conference and exhibition, Medec. CMPMedica, a leading provider of healthcare information, communication and services, is an international company with a reputation for the quality and innovation of its products.

United Business Media acquired CMPMedica on 30th July 2004 – details are on the UBM website at www.unitedbusinessmedia.com

United Business Media plc (http://www.unitedbusinessmedia.com) is a leading provider of business information services to the technology, healthcare, media, automotive, financial services and property industries.  UBM offers services in news distribution, market research, publishing and events to customers across the globe.  Its brands include PR Newswire, the world’s leading corporate news distribution service; NOP World, one of the largest market research groups globally; and CMP, the B2B media and exhibition group operating in high tech, healthcare, property, entertainment, jewellery & fashion in the US, UK, Asia and Europe.

This press release includes statements which are not historical facts and are considered “forward-looking” within the meaning of Section 27 of the Securities Act of 1933, as amended.  These forward-looking statements reflect UBM’s current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “expect,” “plan,” “anticipate,” “on target” and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM’s expectations.  UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.

APPENDIX 8.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

Deutsche Bank AG and subsidiary companies

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

N/A

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 25P

10.	Date of transaction

UNKNOWN

11.	Date company informed

18 JANUARY 2005

12.	Total holding following this notification

13,732,385 ORDINARY SHARES OF 25P

13.	Total percentage holding of issued class following this notification

4.08%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

JEAN PURSER
DEPUTY COMPANY SECRETARY

Date of notification: 19 JANUARY 2005

Registered Holder	No. of Shares

Deutsche Bank AG London – Proprietary Holding	13,732,385
Total	13,732,385

APPENDIX 9.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries
Fidelity International Limited (FIL) and its direct and indirect subsidiaries
Mr Edward C. Johnson III, principal shareholder of FMR Corp and Fidelity International Ltd

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

Not Known

6.	Percentage of issued class

Not Known

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 25P

10.	Date of transaction

NOT KNOWN

11.	Date company informed

20 JANUARY 2005

12.	Total holding following this notification

37,962,606 ORDINARY SHARES OF 25P

13.	Total percentage holding of issued class following this notification

11.29%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

JEAN PURSER
DEPUTY COMPANY SECRETARY

Date of notification: 21 JANUARY 2005

Nominee/Registered Name	Management Company	Shares Held

Bank of New York Europe LDN	FII	1,071,400
JP Morgan, Bournemouth	FII	143,100
Master Trust Bank of Japan	FIJ	61,332
Nomura Trust and Banking	FIJ	14,406
Trust & Cust Svcs Bk Toko	FIJ	12,547
BNP Paribas, Paris	FIL	2,600
Brown Bros Harrimn Ltd Lux	FIL	14,298,867
Chase Manhttn Bk Ag Frnkfrt	FIL	128,062
Citibank NA, Hong Kong	FIL	8,100
ING Luxembourg	FIL	10,498
JP Morgan , Bournemouth	FIL	316,032
Morgan Stanley London	FIL	7,561
National Astl Bk Melbourne	FIL	47,356
RBC Global Services	FIL	104,751
State Str Bk and Tr Co Lndn	FIL	39,854
State Street Bank Australia	FIL	142,387
State Street T&B Co Ltd Tokyo	FIL	13,847
Bermuda Trust Far East Hk	FIM HK	222,767
JP Morgan Bournemouth	FISL	8,344,895
State Street Bank and Trust Co	FMRCO	11,194
Bank of New York	FMTC	62,500
Brown Brothers Harriman and co	FMTC	343,071
CIBC Mellon trust	FMTC	91,551
JPMorgan Chase Bank	FMTC	192,837
Mellon Bank N.A.	FMTC	480,622
Northern Trust Co	FMTC	483,574
Royal Trust Toronto	FMTC	11,007
State Street Bank and Trust Co	FMTC	1,230,242
Bank of New York Brussels	FPM	2,306,643
Bank of New York Europe Ldn	FPM	51,900
Bankers Trust London	FPM	246,515
Citibank London	FPM	310,400
Clydesdale Bank Plc	FPM	151,100
HSBC Bank plc	FPM	48,100
JP Morgan Bournemouth	FPM	2,120,786
Mellon Bank	FPM	771,929
Midland Securities Services	FPM	123,629
Northern Trust London	FPM	2,967,424
Societe Generale	FPM	16,800
State Str Bk and Tr Co Ldn	FPM	940,522
State Street Munich	FPM	9,898

TOTAL ORDINARY SHARES		37,962,606

APPENDIX 10.

For immediate release
          25th January  2005

UNITED BUSINESS MEDIA

US High Tech Publishing Statistics: December 2004

Summary

Month of December 2004

The business information market serving the technology industry, measured in terms of advertising page volumes, decreased by 6.0% in the month of December compared to December 2003.  CMP Media’s continuing technology publications recorded a 3.3% decrease against December 2003.

CMP Media’s market share, compared to 2003, increased – its continuing titles held a share of 24.6% in December 2004 up from 23.9% in December 2003.

Calendar Year to December

The market decreased by 5.9% compared to the year to December 2003.  CMP’s continuing titles, in the year to December 2004, recorded a 3.9% decrease in advertising page volumes against the year to December 2003.

Market share of CMP Media’s continuing titles year to date was 26.9% up from 26.4% in the prior year period.

MARKET SEGMENT – ADVERTISING PAGE VOLUMES

MONTH OF December 2004

	2004 Pages	2003 Pages	Change 04 vs 03%	2004 Market Share %	2003 Market Share %

CMP Media
Continuing	1,222	1,264	-3.3%	24.6%	23.9%
Discontinued	0	94		0.0%	1.8%

CMP Media Total	1,222	1,358	-10.0%	24.6%	25.7%

Whole Market
Continuing	4,976	5,202	-4.3%	100.0%	98.2%

B2B Tech Publications	4,316	4,526	-4.6%	86.7%	85.4%
General Business	660	676	-2.4%	13.3%	12.8%

Discontinued	0	94		0.0%	1.8%

Total Market	4,976	5,296	-6.0%	100.0%	100.0%

MAJOR CMP TITLES

	December 2004		YTD December 2004

	+/- Pages	% Change	+/- Pages	% Change

Information Week	-45.6	-25.1	-11.8	-0.5
EE Times	-39.1	-17.0	-80.7	-2.5
Dr Dobb’s	-0.8	-2.1	-68.2	-11.8
Network Computing	-2.8	-2.9	-127.9	-7.8
Network Magazine	+17.8	+56.3	-91.4	-17.0
CRN	-23.2	-11.1	-294.4	-10.8
VAR Business	-7.2	-6.9	-78.8	-5.2

CALENDAR YEAR TO December 2004

	2004 Pages	2003 Pages	Change 04 vs 03%	2004 Market Share %	2003 Market Share %

CMP Media
Continuing	17,828	18,551	-3.9%	26.9%	26.4%
Discontinued	66	1,759		0.1%	2.5%

CMP Media Total	17,894	20,310	-11.9%	27.0%	28.9%

Whole Market
Continuing	66,093	68,200	-3.1%	99.9%	97.0%

B2B Tech Publications	59,410	61,170	-2.9%	89.8%	87.0%
General Business	6,683	7,030	-4.9%	10.1%	10.0%

Discontinued	66	2,079		0.1%	3.0%

Total Market	66,159	70,279	-5.9%	100.0%	100.0%

Source - IMS: Auditor

-Ends-

For further information, please contact:

Michael Waring	United Business Media	020 7921 5031
Fiona Piper	The Maitland Consultancy	020 7379 5151

Notes to Editors:

CMP MEDIA LLC

CMP Media LLC (www.cmp.com) is a leading integrated media company providing essential information and marketing services to the entire technology spectrum -- the builders, sellers and users of technology worldwide. Capitalising on its editorial strength, CMP is uniquely positioned to offer marketers comprehensive, integrated media solutions tailored to meet their individual needs.  Its diverse products and services include newspapers, magazines, Internet products, research, direct marketing services, education and training, trade shows and conferences, and custom publishing.

BASIS OF COMPILATION OF STATISTICS

The statistics, which are the main subject of today’s release, are independently compiled by IMS/Auditor.  The basis of compilation includes:

-	pages are hand counted
-	supplement ads are counted if in over 50% of circulation
-	house ads are not counted
-	inserts are counted if bound in publication
-	the database will continually be updated as more accurate information arrives

All CMP High Tech publications are tracked. CMP determines the competitive set of publishing titles which are measured on its behalf by IMS Auditor and periodically adjusts the population to ensure that it is properly representative of the changing US business technology advertising market in which CMP competes.

Note: that these statistics represent only total advertising page volumes as counted above, they do not represent paid advertising page volumes nor do they show the revenue yields which the operators in these market segments have achieved.

This press release includes statements which are not historical facts and are considered “forward-looking” within the meaning of Section 27 of the Securities Act of 1933, as amended.  These forward-looking statements reflect UBM’s current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “expect,” “plan,” “anticipate,” “on target” and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM’s expectations.  UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.

APPENDIX 11.

For immediate release
                    28th January 2005

STRATEGIC OPTIONS FOR NOP WORLD

The Board of United Business Media plc (“UBM”) announces that it has appointed its financial advisers, Dresdner Kleinwort Wasserstein and

Allen & Company LLC, to conduct a strategic review of NOP World.

The strategic review will examine a number of alternatives to maximise the value of NOP World for UBM shareholders including developing NOP World further, expanding NOP World through strategic alliances or a sale.

A further announcement will be made when appropriate.

For further information, please contact:

Michael Waring	United Business Media	020 7921 5031
Colin Browne	The Maitland Consultancy	020 7379 5151

For additional information on NOP World

www.nopworld.com

United Business Media plc (http://www.unitedbusinessmedia.com) is a leading provider of business information services to the technology, healthcare, media, automotive, financial services and property industries.  UBM offers services in news distribution, market research, publishing and events to customers across the globe.  Its brands include PR Newswire, the world’s leading corporate news distribution service; NOP World, one of the largest market research groups globally; and CMP, the B2B media and exhibition group operating in high tech, healthcare, property, entertainment, jewellery & fashion in the US, UK, Asia and Europe.

This press release includes statements which are not historical facts and are considered “forward-looking” within the meaning of Section 27 of the Securities Act of 1933, as amended.  These forward-looking statements reflect UBM’s current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “expect,” “plan,” “anticipate,” “on target” and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM’s expectations.  UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.